UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No.__)*

                       EchoStar Communications Corporation

                               (Name of Issuer)

                  Class A Common Stock, par value $.01 per share

                          (Title of Class of Securities)

                                   278762109

                                (CUSIP Number)

                               Scott D. Sullivan
                Secretary, Treasurer and Chief Financial Officer
                                MCI WORLDCOM, Inc.
                             515 East Amite Street
                              Jackson, MS  39201
                                (601) 360-8600

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 November 30, 1998

            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 16 Pages)

______________________________                       __________________
CUSIP No.   278762109                Schedule 13D    Page 2 of 16 Pages
______________________________                       __________________
____________________________________________________________________________
 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MCI WORLDCOM, INC.                                     58-1521612
____________________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /
____________________________________________________________________________
 3   SEC USE ONLY

____________________________________________________________________________
 4   SOURCE OF FUNDS*
          00 (see item 3)
____________________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /
____________________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Georgia
____________________________________________________________________________
                 7    SOLE VOTING POWER
                      5,970,000**
  NUMBER OF     ____________________________________________________________
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY      ____________________________________________________________
    EACH        9     SOLE DISPOSITIVE POWER
 REPORTING            5,970,000**
  PERSON        ____________________________________________________________
   WITH         10    SHARED DISPOSITIVE POWER
                      0
____________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,970,000**
____________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
____________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.1%***
____________________________________________________________________________
 14  TYPE OF REPORTING PERSON*
          CO
____________________________________________________________________________

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

______________________________                       __________________
CUSIP No.   278762109                Schedule 13D    Page 3 of 16 Pages
______________________________                       __________________
____________________________________________________________________________
 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MCI TELECOMMUNICATIONS CORPORATION                    58-1521612
____________________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /
____________________________________________________________________________
 3   SEC USE ONLY

____________________________________________________________________________
 4   SOURCE OF FUNDS*
          00 (see item 3)
____________________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /
____________________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
____________________________________________________________________________
                 7    SOLE VOTING POWER
                      5,970,000**
  NUMBER OF     ____________________________________________________________
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY      ____________________________________________________________
    EACH        9     SOLE DISPOSITIVE POWER
 REPORTING            5,970,000**
  PERSON        ____________________________________________________________
   WITH         10    SHARED DISPOSITIVE POWER
                      0
____________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,970,000**
____________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /
____________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.1%***
____________________________________________________________________________
 14  TYPE OF REPORTING PERSON*
          CO
____________________________________________________________________________

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    Page 4 of 16 Pages

** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person (as defined herein) is the beneficial owner of any of the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of EchoStar Communications Corporation ("EchoStar") for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** Based on (i) 15,268,708 shares of Class A Common Stock outstanding on November 30, 1998, and (ii) the issuance of 5,970,000 shares of Class A Common Stock to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 24,030,000 shares of Class A Common Stock to be issued to an affiliate of The News Corporation Limited pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 13.2%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of EchoStar as of October 30, 1998. Such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock. Assuming conversion of all shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 8.0%.

                                                    Page 5 of 16 Pages

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A Common Stock, par value $.01 per share ("Class A Common

Stock"), of EchoStar Communications Corporation ("EchoStar"), a Nevada

corporation.  The principal executive offices of EchoStar are located at 5701

South Santa Fe Drive, Littleton, Colorado, 80120.



Item 2.   Identity and Background.

     (a)-(c), (f).  This Schedule 13D is being filed on behalf of MCI

WORLDCOM, Inc., a Georgia corporation ("MCI WorldCom"), and its wholly owned subsidiary, MCI Telecommunications Corporation, a Delaware corporation ("MCI"

and, together with MCI WorldCom, the "Reporting Persons").  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by MCI WorldCom or MCI that it is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

          MCI WorldCom and its subsidiaries are principally engaged in the provision of domestic and international voice and data communications services.  MCI WorldCom's principal executive offices are located at 515 East

Amite Street, Jackson, Mississippi  39201-2702.  MCI's principal executive offices are located at 1801 Pennsylvania Avenue, N.W., Washington, D.C.

20036.

          The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any

                                                    Page 6 of 16 Pages

corporation or other organization in which such employment is conducted) of each director, executive officer or other controlling person of MCI WorldCom and MCI is set forth in Schedule A hereto.

     (d), (e).  None of MCI WorldCom, MCI, nor, to the best of their knowledge, any of the directors or executive officers of MCI WorldCom or MCI has, during the past five years:  (i)  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii)

been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration.

          As of November 30, 1998, MCI, American Sky Broadcasting, LLC, a

Delaware limited liability company ("ASkyB"), The News Corporation Limited, a corporation organized under the laws of South Australia ("News"), and

EchoStar entered into a Purchase Agreement (the "Purchase Agreement")

providing for the acquisition of 30,000,000 shares of Class A Common Stock.

Pursuant to the Purchase Agreement, MCI (or a wholly owned subsidiary of

MCI)<F1> shall acquire 5,970,000 shares of Class A Common Stock (the "MCI

Shares")<F2> and ASkyB (or a wholly owned subsidiary of News designated by ASkyB) shall acquire 24,030,000 shares of Class A Common Stock (the "ASkyB

Shares" and, together with the MCI Shares, the "Shares").  The actual acquirors of the MCI Shares and the ASkyB Shares, whether they be MCI, ASkyB or wholly owned subsidiaries of each of MCI and ASkyB, are hereinafter
                                                    Page 7 of 16 Pages

* Pursuant to Section 2(a)(i)(B) of the Purchase Agreement, MCI may designate a direct or indirect wholly-owned subsidiary of MCI to acquire the MCI Shares.

** The number of shares of Class A Common Stock actually to be issued to MCI is subject to adjustment pursuant to Section 2(a)(ii) of the Purchase Agreement.

                                                    Page 8 of 16 Pages

referred to as the "Buyers."  Upon consummation of the transactions contemplated by the Purchase Agreement, the consideration for the purchase of the Shares by the Reporting Persons and ASkyB will be contributed to EchoStar in the form of assets related to the planned digital DBS services of ASkyB.

These assets, which are owned by MCI, ASkyB or News, include the Federal

Communications Commission ("FCC") authorization to construct, launch and operate satellites in the DBS service operating over 28 frequency channels at the 110-West Longitude orbital location; certain real property located in

Gilbert, Arizona, facilities, improvements and equipment thereon, and related contracts for equipment and maintenance; certain FCC earth station authorizations; contracts with respect to the construction and launch of two satellites; and intellectual property related to the foregoing.


          The summary contained in this Schedule 13D of certain provisions of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 1 hereto, and which is incorporated herein by reference.



Item 4.   Purpose of the Transaction.

          The Reporting Persons are acquiring the MCI Shares for the purpose of investment.  Other than as described herein, neither of the Reporting

Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule

13D (although, subject to the provisions of the Purchase Agreement, the

Reporting Persons reserve the right to develop such plans).

                                                    Page 9 of 16 Pages

Item 5.   Interest in Securities of the Issuer.

     (a) and (b).  As of November 30, 1998, under the definition of

"beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the

Reporting Persons may be deemed to have beneficial ownership of 5,970,000 shares of Class A Common Stock to be issued pursuant to the Purchase

Agreement, constituting approximately 28.1% of the outstanding shares of Class

A Common Stock.<F3>

          Upon issuance of the Shares and subject to the Letter Agreement (as described herein), the Reporting Persons will have the sole power to vote such shares of Class A Common Stock.  Unless and until the Closing under the

Purchase Agreement occurs and MCI receives the MCI Shares, none of MCI

WorldCom, MCI, nor any of their designees, if any, will have any power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of any Class A Common

Stock.  Because each share of Class B Common Stock is entitled to 10 votes per share, upon issuance of the Shares at the Closing under the Purchase Agreement,

the Reporting Persons will beneficially own equity securities of EchoStar representing approximately 1.7% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCI WorldCom or MCI is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section

13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c)  Except as set forth in this Item 5, to the best knowledge of MCI

WorldCom and MCI, neither MCI WorldCom nor MCI has, and no directors or
                                                    Page 10 of 16 Pages

*** Based on (i) 15,268,708 shares of Class A Common Stock outstanding on November 30, 1998, and (ii) the issuance of 5,970,000 shares of Class A Common Stock to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 24,030,000 shares of Class A Common Stock to be issued to an affiliate of The News Corporation Limited pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 13.2%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of EchoStar as of October 30, 1998. Such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock. Assuming conversion of all shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 8.0%.

                                                    Page 11 of 16 Pages

executive officers of MCI WorldCom or MCI and no other person described in

Item 2 hereof has, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.

     (d)  Unless and until the Closing under the Purchase Agreement occurs and MCI receives the Class A Common Stock, none of MCI WorldCom, MCI or any of their designees will have any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of

Class A Common Stock.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          In connection with the purchase of the Shares, MCI, ASkyB, News,

EchoStar and Charles W. Ergen entered into a letter agreement dated as of

November 30, 1998 (the "Letter Agreement").  Pursuant to the Letter

Agreement, Mr. Ergen agreed to vote any shares owned by him in favor of the

Purchase Agreement and the transactions contemplated thereby.  Mr. Ergen also agreed not to reduce his voting power in EchoStar to 50% or less until the stockholders of EchoStar approve the Purchase Agreement and the transactions contemplated thereby.  Also pursuant to the Letter Agreement,

MCI agreed that, for a period of five years after the closing of the transactions contemplated by the Purchase Agreement, neither it nor its affiliates will:  (i) attempt to influence voting of EchoStar securities

(such as through a solicitation of proxies or election contest); (ii)

participate in any way in a "group" within the meaning of section 13(d)(3) of the Exchange Act, with respect to EchoStar securities; (iii) otherwise act to control or influence the management, Board of Directors or affairs of

                                                    Page 12 of 16 Pages

EchoStar or its affiliates or seek to effectuate a business combination or similar transaction with respect to EchoStar or its affiliates; (iv) deposit the securities of EchoStar in a voting trust or similar arrangement; (v)

initiate or propose, or induce another to initiate or propose, a tender offer or shareholder proposal with respect to EchoStar or its affiliates; or (vi)

enter into any negotiation, arrangement or understanding with any third party with respect to any of the above.

          Further, pursuant to the Letter Agreement, MCI has agreed that, for a period of five years after the closing of the transactions contemplated by the Purchase Agreement, it will, and will cause its subsidiaries and affiliates to, (i) with respect to the election of directors of EchoStar,

vote as recommended by the Board of Directors of EchoStar; and (ii) with respect to any other stockholder action, vote as recommended by the Board of

Dir restrictions set forth in section (ii) in the preceding sentence shall not apply to actions which would discriminate against (A) the holders of

Class A Common Stock relative to holders of any other class of EchoStar's equity securities or (B) News or MCI relative to any other holder of

EchoStar's equity securities.

          The summary contained in this Schedule 13D of certain provisions of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2 hereto, and which is incorporated herein by reference.

          Under Section 9(m) of the Purchase Agreement, the Buyers must abide by certain transfer restrictions relating to the Shares purchased by each of them.  Under the terms of the Purchase Agreement, until all amounts due under the Satellite Contracts (as defined in the Purchase Agreement) have been paid,

                                                    Page 13 of 16 Pages

the Buyers may, directly or indirectly, sell, transfer or otherwise dispose of any interest in the Shares in an amount not to exceed 10% of such Shares.

Subject to the foregoing, during the two-year period after the closing under the Purchase Agreement, dispositions may be made by the Buyers in an amount not to exceed for each 365-day period thereafter one-third of the Shares;

provided, however, that any Shares permitted to be sold, but not sold, during the first 365-day period shall be added to the number of Shares permitted to be sold during the second 365-day period; and provided further that the Buyers,

pursuant to a firm commitment underwritten public offering pursuant to an effective registration statement, may make a disposition of Shares in an amount not to exceed (x) the difference between 50% of the Shares issued to the Buyers and the number of shares disposed of by the Buyers during the first 365-day period or (y) the difference between 80% of the Shares issued to the Buyers and the number of shares disposed of by the Buyers during the first and second 365-day periods.  From the date that is two years after the closing date under the Purchase Agreement, the Buyers may make dispositions freely, subject to applicable law.  Notwithstanding any of the above, the

Buyers have the right to transfer any of their Shares to a direct or indirect wholly-owned subsidiary of either MCI or News.

          Except as set forth in this Schedule 13D, to the best knowledge of

MCI WorldCom and MCI, there are no other contracts, arrangements,

understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of EchoStar, including but not limited to, transfer or voting of any of the securities of EchoStar, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or

                                                    Page 14 of 16 Pages

loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of EchoStar.


Item 7.   Material to be Filed as Exhibits.

     1. Purchase Agreement, dated as of November 30, 1995, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.

     2. Letter Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, The News Corporation Limited and Charles Ergen.

                                                    Page 15 of 16 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                        MCI WORLDCOM, INC.



                                        By: /s/ Scott D. Sullivan
                                            ----------------------
                                            Name:  Scott D. Sullivan
                                            Title:  Chief Financial Officer


                                        MCI TELECOMMUNICATIONS CORPORATION



                                        By:  /s/ Scott D. Sullivan
                                             ----------------------
                                             Name: Scott D. Sullivan
                                             Title:  Chief Financial Officer




DATED:  December 10, 1998

                                  SCHEDULE A


                 Board of Directors and Executive Officers of
           MCI WORLDCOM, Inc. and MCI Telecommunications Corporation
           ---------------------------------------------------------

     I.    MCI WORLDCOM, Inc.

          The directors and executive officers of MCI WORLDCOM, Inc. are identified in the table below. All of the persons identified on the table below are directors of MCI WORLDCOM, Inc.


Name                             Business Address                   Citizenship         Principal Occupation

1.  Clifford L. Alexander, Jr.   Alexander & Associates, Inc.       United States       President, Alexander & Associates,
                                 400 C. Street, N.E.                                    Inc.
                                 Washington, D.C.  20002

2.  James C. Allen               MCI WORLDCOM, Inc.
                                 515 East Amite Street              United States       Director, Metronet Communications
                                 Jackson, MS  39201-2702                                Corp. and Verio Inc.

3.  Judith Areen                 Georgetown University Law Center   United States       Executive Vice President of Law
                                 600 New Jersey Avenue, N.W.                            Center Affairs and Dean of the Law
                                 Washington, D.C.  20001                                Center, Georgetown University


4.  Carl J. Aycock               Master Corporation                 United States       Self-employed as a financial
                                 123 South Railroad Avenue                              administrator
                                 Brookhaven, MA  39601

5.  Max E. Bobbit                Metromedia China Corporation       United States       President and Chief Executive Officer
                                 110 E. 42nd Street                                     of Metromedia China Corporation
                                 Suite 1501
                                 New York, NY  10017

6.  Stephen M. Case              America Online, Inc.               United States       Chairman of the Board of Directors
                                 22000 AOL Way                                          and Chief Executive Officer of
                                 Dulles, VA  20166-9323                                 America Online, Inc.


7.  Bernard J. Ebbers            MCI WORLDCOM, Inc.                 United States       President and Chief Executive
                                 515 East Amite Street                                  Officer,
                                 Jackson, Mississippi 39201-2702                        MCI WORLDCOM, Inc.

8.  Francesco Galesi             The Galesi Group                   United States       Chairman and Chief Executive Officer,
                                 435 East 52nd Street                                   The Galesi Group
                                 New York, NY  10022

9.  Stiles A. Kellett, Jr.       Kellett Investment Corp.           United States       Chairman, Kellett Investment Corp.
                                 200 Galleria Parkway
                                 Suite 1800
                                 Atlanta, GA  30339


10.  Gordon S.  Macklin          White River Corporation            United States       Chairman, White River Corporation
                                 Two Gannett Drive
                                 Suite 200
                                 White Plains, NY  10604

11.  John A. Porter              Integra Funding                    United States       Chairman of the Board of Directors
                                 295 Bay Street, Suite 2                                and Chief Executive Officer,
                                 Easton, MD  21601                                      Industrial Electric Manufacturing,
                                                                                        Inc.

12.  Timothy F. Price            MCI WORLDCOM, Inc.                 United States       President and Chief Executive
                                 Three Ravinia Drive                                    Officer, MCI WorldCom Communications,
                                 Atlanta, GA 30346-2102                                 MCI WORLDCOM, Inc.


13.  Bert C. Roberts, Jr.        MCI WORLDCOM, Inc.                 United States       Chairman, MCI WORLDCOM, Inc.
                                 1801 Pennsylvania Avenue, N.W.
                                 Washington, D.C.  20006

14.  John  W. Sidgmore           MCI WORLDCOM, Inc.                 United States       Vice Chairman, MCI WORLDCOM, Inc.
                                 3060 Williams Drive
                                 Fairfax, VA  22301

15.  Scott D. Sullivan           MCI WORLDCOM, Inc.                 United States       Treasurer, Chief Financial Officer
                                 515 East Amite Street                                  and Secretary, MCI WORLDCOM, Inc.
                                 Jackson, MS 39201-2702


16.  Gerald H. Taylor            MCI WORLDCOM, Inc.                 United States       Director, MCI WORLDCOM, Inc.
                                 1801 Pennsylvania Avenue, N.W.
                                 Washington, D.C. 20006

17.  Lawrence C. Tucker          Brown Brothers Harriman & Co.      United States       General Partner, Brown Brothers
                                 59 Wall Street                                         Harriman & Co.
                                 New York, NY  10005

18.  Juan Villalonga             Telefonica, SA                     Spain               Chairman and Chief Executive Officer,
                                 28 Gran Via                                            Telefonica, SA
                                 28013 Madrid
                                 Spain

     II.  MCI Telecommunications Corporation.

     The directors and executive officers of MCI Telecommunications Corporation are identified in the table below. Directors of MCI Telecommunications Corporation are indicated by an asterisk.

                                                                  Principal
Name                         Business Address        Citizenship  Occupation
1.  Timothy F. Prize         MCI WORLDCOM, Inc.      United       President and Chief Executive Officer, MCI
                             Three Ravinia Drive     States       WORLDCOM Communications, MCI WORLDCOM Inc.; President,
                             Atlanta, GA 30346-2102               MCI Telecommunications Corporation


2.  Michael J. Rawny         MCI WOLRDCOM, Inc.      United       Executive Vice President, MCI Telecommunications
                             1801 Penneylvania       States       Corporations
                             Ave, N.W.
                             Washington, D.C.
                             20006

3.  Bert C. Roberts, Jr.(*)  MCI WORLDCOM, Inc.      United       Chairman, MCI WORLDCOM, Inc.;
                             1801 Pennsylvania       States       Chairman, MCI Telecommunications Corporation
                             Avenue, N.W.
                             Washington, D.C.
                             20006


4.  Michael H. Salsbury(*)   MCI WORLDCOM, Inc.      United       General Counsel, MCI WORLDCOM, Inc.; Executive
                             1801 Pennsylvania       States       Vice President, Secretary and General Counsel,
                             Avenue,N.W.                          MCI Telecommunications Corporation
                             Washington, D.C.
                             20006

5.  Scott D. Sullivan        MCI WORLDCOM, Inc.      United       Treasurer, Chief Financial Officer and Secretary, MCI
                             515 East Amite Street   States       WORLDCOM, Inc.; Secretary, Treasurer and Chief Financial
                             Jackson, MS 39201-2702               Officer, MCI Telecommunications Corporation

                               INDEX TO EXHIBITS


Exhibit Number Description of Exhibits

     1. Purchase Agreement, dated as of November 20, 1998, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.

     2. Letter Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, The News Corporation Limited and Charles Ergen.